Nutrition 21, Inc.
4 Manhattanville Road
Purchase, NY 10577

May 31, 2005

By Edgar "CORRESP"

Jeffrey P. Riedler
Albert Lee
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re:      Nutrition 21, Inc. ("Company")
         S-3/A Filing Amending
         Registration Statement on S-3
         Filed April 28, 2005
         File Number 333-124429


Dear Mr. Riedler and Mr. Lee:

The S-3/A Registration Statement that we are filing concurrently herewith responds to your comments in your letter dated May 9, 2005 as follows:

      1. All selling security holders that are broker dealers or affiliates of broker dealers are identified . In addition, we have revised our disclosure to include the following representations:

            The selling security holder purchased in the ordinary course of business; and

            At the time of purchase, the selling security holder had no agreements or understandings to distribute the securities.

Marked copies of the amended pages are being provided by facsimile to expedite your review.

The Company acknowledges the following:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 5:00 PM, on Monday - June 6, 2005 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to our counsel, Oscar Folger, at (212) 697-6464, would be greatly appreciated.


                                              Sincerely,

                                              /s/ Benjamin T. Sporn
                                              ----------------------------------
                                              Benjamin T. Sporn, Vice President,
                                              General Counsel & Secretary